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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

SCHERING AG
(Name of Issuer)
Ordinary Shares, no par value
(Title of Class of Securities)
DE0007172009
(ISIN Number)
Dr. Tilman Schmidt-Lorenz
Merck KGaA
Frankfurter Strasse 250
64293 Darmstadt
Germany
Tel: +49 (0) 6151 720

Copy To:

William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 14, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2

1	NAMES OF REPORTING PERSONS: Merck KGaA

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not required.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC, BK, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Germany

	7	SOLE VOTING POWER:

NUMBER OF		41,529,770

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		41,529,770

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	41,529,770

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	21.8%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

[1]	The calculation of the foregoing percentage is based on 190,382,700 outstanding ordinary shares with no par value (which excludes ordinary shares held in treasury), including shares represented by American Depositary Shares, of Schering AG, as reported in Schering AG’s interim report filed with the United States Securities and Exchange Commission on Form 6-K for the quarter ended March 31, 2006. The actual percentage is 21.814%.

3

1	NAMES OF REPORTING PERSONS: E. Merck oHG

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not required.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, WC, BK, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Germany

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		41,529,770

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		41,529,770

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	41,529,770

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	21.8%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

[1]	The calculation of the foregoing percentage is based on 190,382,700 outstanding ordinary shares with no par value (which excludes ordinary shares held in treasury), including shares represented by American Depositary Shares, of Schering AG, as reported in Schering AG’s interim report filed with the United States Securities and Exchange Commission on Form 6-K for the quarter ended March 31, 2006. The actual percentage is 21.814%.

     This Amendment No. 6 amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on March 20, 2006, as amended by Amendment No. 1 thereto, filed with the SEC on March 24, 2006, Amendment No. 2 thereto, filed with the SEC on June 8, 2006, Amendment No. 3 thereto, filed with the SEC on June 9, 2006, Amendment No. 4 thereto, filed with the SEC on June 12, 2006 and Amendment No. 5 thereto, filed with the SEC on June 13, 2006 (as it may be further amended from time to time, the “Schedule 13D”), by Merck KGaA, a German partnership limited by shares (the “Purchaser”), and E. Merck oHG, a German general partnership (such persons, collectively, the “Reporting Persons”) with respect to the ordinary shares, no par value (the “Ordinary Shares”), of Schering AG, a German stock corporation (the “Company”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated herein, terms used but not defined in this Amendment No. 6 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.
Item 4. Purpose of Transaction
     Item 4 of the Schedule 13D is hereby amended by supplementing it with the following text:
     In light of developments relating to the Bayer Offer occurring since the close of business on June 13, 2006, the Purchaser determined to enter into an agreement to sell its 41,529,770 Ordinary Shares of the Company to Dritte BV GmbH (the “Buyer”) pursuant to a Tender/Purchase Agreement with the Buyer and Bayer AG (“Bayer”), dated June 14, 2006 (the “Agreement”). The Agreement is attached as Exhibit 7 hereto and is incorporated herein by reference. The Agreement provides that the Purchaser will tender its Ordinary Shares into the Bayer Offer, the price under which, as a consequence of the Buyer having made purchases of Ordinary Shares outside the Bayer Offer at a price of EUR 89 per Ordinary Share and by operation of German law, has now been increased to EUR 89 per Ordinary Share. If the Bayer Offer is unsuccessful, the Purchaser has nevertheless agreed to sell, and the Buyer has agreed to purchase, the Ordinary Shares for EUR 89 per Ordinary Share. The purchase price is to be paid no later than June 23, 2006. The Buyer and Bayer have also agreed to withdraw the lawsuit against the Reporting Persons that they filed on June 13, 2006 in New York, and, on behalf of themselves and their related parties, [all parties] agreed to waive any and all related claims they may have against [each other and their respective related parties].
     The recent developments were initiated when a member of the Purchaser’s executive board of directors was approached by representatives of Bayer last night in California about the proposed revision to the Bayer Offer. Formal discussions between the heads of the executive boards of the Purchaser and Bayer began on the morning of June 14, 2006. The Purchaser learned that Bayer had acquired over 36% of the Ordinary Shares, some at prices in excess of the EUR 86 per Ordinary share price in the Bayer Offer. As a consequence of such purchases, under German law, Bayer became obligated, in the event that the Bayer Offer were unsuccessful, to commence a “mandatory public offer” at a price in excess of the Bayer Offer price. The Purchaser also learned that, if an agreement with the Purchaser could be reached, the Buyer would purchase Ordinary Shares outside the Bayer Offer at prices up to EUR 89 per Ordinary Share, thereby requiring the Buyer under German law to pay that amount of consideration to all tendering holders of Ordinary Shares if the Bayer Offer were successful. In light of these developments and considering Bayer’s determination to pursue the acquisition of the Company at such higher prices, the Purchaser ultimately determined that it was in the best interests of the companies involved for the Purchaser to accept the offer made by the Buyer. The Purchaser has now tendered all of its 41,529,770 Ordinary Shares of the Company into the Bayer Offer, and believes that it is now likely that the Bayer Offer will be successfully completed. The Purchaser and Bayer also announced that they had agreed to consider further opportunities for cooperation between the two companies. A copy of the Purchaser’s press release dated June 14, 2006 is attached hereto as Exhibit 8 and incorporated herein by reference.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 of the Schedule 13D is hereby amended by supplementing it with the following text:
     The response to Item 4 of this Schedule 13D is incorporated herein by reference.
     Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such Reporting Persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Company.
Item 7. Material to be Filed as Exhibits
     Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits:
Exhibit 7     Tender/Purchase Agreement, dated June 14, 2006, between Dritte BV GmbH, Bayer AG and the Purchaser.
Exhibit 8     Press release, dated June 14, 2006.

Signatures
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
DATED:     June 14, 2006

MERCK KGaA
By:	/s/ Dr. Tilman Schmidt-Lorenz
	Name:	Dr. Tilman Schmidt-Lorenz
	Title:	General Counsel

E. MERCK OHG
By:	/s/ Dr. Tilman Schmidt-Lorenz
	Name:	Dr. Tilman Schmidt-Lorenz
	Title:	General Counsel